

January 4, 2018

Mail Stop 4631

<u>Via Email</u>
Mr. Henk Derksen
Chief Financial Officer
Belden Inc.
1 North Brentwood Boulevard, 15th Floor
St Louis, Missouri 63105

> **Re: Belden Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **Form 10-Q as of October 1, 2017**
> **Filed on November 6, 2017**
> **File No. 1-12561**

Dear Mr. Derksen:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction